UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Ablynx NV

(Name of Subject Company (Issuer))

SANOFI

(Names of Filing Persons — Offeror)

Ordinary Shares, no nominal value

American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,417,342,726.80	$176,459.17

*Estimated solely for purposes of calculating the filing fee. The Transaction Value was calculated on the basis of the Offer Price of €45.00 for each of the (i) 9,883,137 ADSs outstanding as of March 29, 2018 and (ii) 15,682,208 Shares estimated to be held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of February 6, 2018 converted into U.S. dollars on the basis of an exchange rate of €1.00 for $1.232, which was the Federal Reserve Bank of New York noon buying rate on March 30, 2018.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $176,459.17	Filing Party: Sanofi

Form or Registration No.: Schedule TO	Date Filed: April 4, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”), which amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) is filed by Sanofi, a French société anonyme (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase up to 100% of the issued and outstanding ordinary shares, no nominal value (“Shares”) of Ablynx NV, a Belgian naamloze vennootschap (the “Company”) from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and up to 100% of the outstanding Shares of the Company represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, at a price of €45.00 per Share and per ADS, net to the seller in cash, without interest (the “Offer Price”).

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On June 12, 2018, upon expiration of the Squeeze-Out period, 2,893,201 Shares (including of 7,163 Shares represented by ADSs) and 8 Bonds were tendered in the Squeeze-Out period.

The Securities tendered during the Squeeze-Out period are expected to be settled on or about June 19, 2018.

All Shares (including all Shares represented by ADSs) and all Bonds not tendered during the Squeeze-Out period are deemed transferred to Sanofi by operation of law. The funds required for the payment of the price thereof are kept with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations). The former Ablynx holders of these Securities retain the right to receive EUR 45.00 per share (or ADS) and EUR 393,700.78 per Bond. In order to receive these amounts, they must contact the Bank for Official Deposits, where the funds will remain available. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out period will have the right to receive the Offer Price.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No	Description

(a)(1)(Q)	Press Release issued by Offeror on June 19, 2018, announcing the results of the Squeeze-Out period.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2018

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 4, 2018.*

(a)(1)(B)	Form of Share Acceptance Form.*

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(D)	Form of Share Withdrawal Form.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal, dated April 4, 2018.*

(a)(1)(H)	Joint Press Release issued by Offeror and the Company on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 29, 2018).*

(a)(1)(I)	Investor Presentation, dated January 29, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Offeror on January 29, 2018).*

(a)(1)(J)	Social media content issued by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Offeror on January 29, 2018).*

(a)(1)(K)	Transcript of Investor Call held by Offeror on January 29, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on January 30, 2018).*

(a)(1)(L)	Letter to Company Employees, dated February 14, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on February 20, 2018).*

(a)(1)(M)	Press Release issued by Offeror on March 1, 2018, announcing (i) the expiration of the waiting period under the HSR Act and (ii) clearance received from the Federal Cartel Office of Germany in accordance with the Act Against Restraints of Competition (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 1, 2018).*

(a)(1)(N)	Joint Press Release issued by Offeror and the Company on March 29, 2018, announcing (i) receipt of approval of the prospectus by the FSMA and (ii) the commencement of the initial acceptance period on April 4, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror on March 29, 2018).*

(a)(1)(O)	Press Release issued by Offeror and the Company on May 14, 2018, announcing the results of the initial acceptance period and the commencement of the squeeze-out period.*

(a)(1)(P)	Notice publishing the results of the initial acceptance period and the commencement of the squeeze-out period, as published in the Wall Street Journal, dated May 14, 2018.*

(a)(1)(Q)	Press Release issued by Offeror on June 19, 2018, announcing the results of the squeeze-out period.**

(b)(1)	Term Facility Agreement, dated January 28, 2018, between Offeror and BNP Paribas Fortis SA/NV.*

(b)(2)	Amendment Agreement and Waiver, dated March 29, 2018, between Offeror and BNP Paribas Fortis SA/NV relating to a €4,200,000,000 Term Facility Agreement dated January 28, 2018.*

(d)(1)	Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018, between Offeror and the Company.*

(d)(2)	Confidentiality Agreement Made on January 22, 2018, between the Company and Offeror.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

**	Filed herewith